Filed Pursuant to Rule 433 of the Securities Act of 1933

Issuer Free Writing Prospectus dated June 7, 2017

Registration Statement No. 333-206488

Common Stock Offering June 2017

2 This presentation has been prepared by MidSouth Bancorp, Inc . (“MidSouth Bancorp,” “MidSouth” or the “Company”) solely for informational purposes based on its own information, as well as information from public sources . This presentation has been prepared to assist interested parties in making their own evaluation of MidSouth and does not purport to contain all of the information that may be relevant . In all cases, interested parties should conduct their own investigation and analysis of MidSouth and the data set forth in this presentation and other information provided by or on behalf of MidSouth . This presentation does not constitute an offer to sell, nor a solicitation of an offer to buy, any securities of MidSouth by any person in any jurisdiction in which it is unlawful for such person to make such an offering or solicitation . Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of the securities of MidSouth or passed upon the accuracy or adequacy of this presentation . Any representation to the contrary is a criminal offense . Except as otherwise indicated, this presentation speaks as of the date hereof . The delivery of this presentation shall not, under any circumstances, create any implication that there has been no change in the affairs of the Company after the date hereof . Certain of the information contained herein may be derived from information provided by industry sources . MidSouth believes that such information is accurate and that the sources from which it has been obtained are reliable . MidSouth cannot guarantee the accuracy of such information, however, and has not independently verified such information . Registration Statement The Company has filed a shelf registration statement (including a prospectus) (File No . 333 - 206488 ) and a preliminary prospectus supplement with the Securities and Exchange Commission, or the SEC, for the offering to which this communication relates . The sale of shares of common stock in the underwritten offering is being made solely pursuant to such prospectus supplement and accompanying base prospectus . Before you invest, you should read the prospectus in the registration statement, the preliminary prospectus supplement, and other documents the Company has filed with the SEC for more complete information about the Company and this offering . You may get these documents for free by visiting EDGAR on the SEC website at www . sec . gov or by visiting the Company’s website at www . southernfirst . com . Alternatively, copies of the preliminary prospectus supplement and the accompanying prospectus relating to the offering may be obtained by contacting Sandler O’Neill + Partners, L . P . , 1251 Avenue of the Americas, 6 th Floor, New York, New York 10020 , or by phone at 1 - 866 - 805 - 4128 . Use of Non - GAAP Financial Measures This slide presentation contains certain non - GAAP financial measures determined by methods other than in accordance with generally accepted accounting principles . The reconciliation of these non - GAAP financial measures to the most comparable GAAP financial measures is included in the appendix to this presentation . MidSouth uses non - GAAP measures because it believes they are useful for evaluating the Company’s financial condition and performance over periods of time, as well as in managing and evaluating the Company’s business and in discussions about performance . MidSouth believes these non - GAAP financial measures provide users of its financial information with a meaningful measure for assessing the Company’s financial condition as well as comparison to financial results for prior periods . These results should not be viewed as a substitute for results determined in accordance with GAAP, and are not necessarily comparable to non - GAAP performance measures that other companies may use . Disclosure

3 Forward Looking Statements Certain statements contained herein are forward - looking statements within the meaning of Section 27 A of the Securities Act of 1933 and Section 21 E of the Securities Exchange Act of 1934 and subject to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 , which involve risks and uncertainties . These statements include, among others, the expected performance of new management, expected loan loss provision, anticipated operating earnings improvement associated with our strategic initiatives, expense reduction estimates and potential charges as well as other projected financial information . Actual results may differ materially from the results anticipated in these forward - looking statements . Factors that might cause such a difference include, among other matters, changes in interest rates and market prices that could affect the net interest margin, asset valuation, and expense levels ; changes in local economic and business conditions in the markets we serve, including, without limitation, changes related to the oil and gas industries that could adversely affect customers and their ability to repay borrowings under agreed upon terms, adversely affect the value of the underlying collateral related to their borrowings, and reduce demand for loans ; increases in competitive pressure in the banking and financial services industries ; increased competition for deposits and loans which could affect compositions, rates and terms ; changes in the levels of prepayments received on loans and investment securities that adversely affect the yield and value of the earning assets ; our ability to successfully implement and manage our recently announced strategic initiatives ; costs and expenses associated with our strategic initiatives and possible changes in the size and components of the expected costs and charges associated with our strategic initiatives ; our ability to realize the anticipated benefits and cost savings from our strategic initiatives within the anticipated time frame, if at all ; the ability of our strategic initiatives to adequately address the anticipated concerns of the Office of the Comptroller of the Currency (the “OCC”) in its current examination of us ; the outcome of our current examination by the OCC, including the terms of any enforcement action that may result from such current examination ; changes in the levels of prepayments received on loans and investment securities that adversely affect the yield and value of the earning assets ; credit losses due to loan concentration, particularly our energy lending and legacy commercial real estate portfolios ; a deviation in actual experience from the underlying assumptions used to determine and establish our allowance for loan losses (“ALLL”), which could result in greater than expected loan losses ; the adequacy of the level of our ALLL and the amount of loan loss provisions required in future periods including the impact of implementation of the new CECL (current expected credit loss) methodology ; future examinations by our regulatory authorities, including the possibility that the regulatory authorities may, among other things, impose conditions on our operations or require us to increase our allowance for loan losses or write - down assets ; changes in the availability of funds resulting from reduced liquidity or increased costs ; the timing and impact of future acquisitions or divestitures, the success or failure of integrating acquired operations, and the ability to capitalize on growth opportunities upon entering new markets ; the ability to acquire, operate, and maintain effective and efficient operating systems ; increased asset levels and changes in the composition of assets that would impact capital levels and regulatory capital ratios ; loss of critical personnel and the challenge of hiring qualified personnel at reasonable compensation levels ; legislative and regulatory changes, including the impact of regulations under the Dodd - Frank Wall Street Reform and Consumer Protection Act of 2010 and other changes in banking, securities and tax laws and regulations and their application by our regulators, changes in the scope and cost of FDIC insurance and other coverage ; regulations and restrictions resulting from our participation in government - sponsored programs such as the U . S . Treasury’s Small Business Lending Fund, including potential retroactive changes in such programs ; changes in accounting principles, policies, and guidelines applicable to financial holding companies and banking ; increases in cybersecurity risk, including potential business disruptions or financial losses ; acts of war, terrorism, cyber intrusion, weather, or other catastrophic events beyond our control ; and other factors discussed under the heading “Risk Factors” in MidSouth’s Annual Report on Form 10 - K for the year ended December 31 , 2016 filed with the SEC on March 16 , 2017 and in its other filings with the SEC . MidSouth does not undertake any obligation to publicly update or revise any of these forward - looking statements, whether to reflect new information, future events or otherwise, except as required by law . Disclosure

4 Issuer MidSouth Bancorp, Inc. Offering Size $ 50.0 million Offering Structure 100% primary shares Option to Purchase Additional Shares 15% Lock - Up 90 days Ticker Symbol / Exchange MSL / The New York Stock Exchange (NYSE) Use of Proceeds ▪ Repayment of $32.0 million of SBLF preferred ▪ Enhance capital structure ▪ Fund future organic growth and for working capital ▪ Other general corporate purposes Sole Book - Runner Sandler O’Neill + Partners, L.P. Offering Summary

5 Headquarters: Lafayette, LA Total Assets: $ 1.9 billion Founded: 1985 Gross Loans: $1.3 billion Offices: 57 branch locations Total Deposits: $1.6 billion Geography: 26 parishes / counties in Louisiana and Texas Total Shareholders ’ Equity: $216.1 million Tangible Common Equity: (1) $128.4 million Tangible Common Equity / Tangible Assets: (1) 6.80% Tier I Leverage Ratio: 10.27% Total RBC Ratio: 14.40% LTM Net Income / LTM EPS: $9.6 million / $0.56 LTM Efficiency Ratio: 74.5% LTM ROAA / ROATCE: 0.33% / 4.90% Market Capitalization: $164.5 million Total Common Shares Outstanding: 11,383,914 shares Average Daily Trading Volume: 19,382 shares Insider Ownership: 20.9% Institutional Ownership: 36.8% Q1 2017 Common Dividends per Share: $0.09 (1) Non - GAAP financial measure; see appendix for reconciliation Note: Financial information as of March 31, 2017; market data as of June 2, 2017; Source : SNL Financial Company Profile Company Overview Branch Footprint Financial Highlights Market Information

6 Note: Financial information as of March 31, 2017; market data as of June 2, 2017; Source : SNL Financial Company Profile – Historical Performance Net Income ($mm) Stock Performance Since 2012 Return on Average Assets (%) $8.1 $12.8 $18.4 $10.3 $6.6 $1.7 $0.0 $2.0 $4.0 $6.0 $8.0 $10.0 $12.0 $14.0 $16.0 $18.0 $20.0 2012Y 2013Y 2014Y 2015Y 2016Y 2017Q1 0.58 0.69 0.97 0.53 0.49 0.52 0.00 0.20 0.40 0.60 0.80 1.00 1.20 2012Y 2013Y 2014Y 2015Y 2016Y 2017Q1 (100.0%) (50.0%) 0.0% 50.0% 100.0% 150.0% 200.0% Jan-12 Jul-12 Jan-13 Jul-13 Jan-14 Jul-14 Jan-15 Jul-15 Jan-16 Jul-16 Jan-17 MSL 11.1% NASDAQ Bank 122.8% S&P 500 93.9%

7 $2.0 $1.6 $3.2 $6.1 $5.2 $2.6 0.26% 0.15% 0.26% 0.47% 0.41% 0.81% 0.00% 0.10% 0.20% 0.30% 0.40% 0.50% 0.60% 0.70% 0.80% 0.90% $0.0 $1.0 $2.0 $3.0 $4.0 $5.0 $6.0 $7.0 2012Y 2013Y 2014Y 2015Y 2016Y 2017Q1 NCOs ($mm) NCOs / Avg. Loans (%) $17.9 $12.0 $15.1 $54.4 $65.0 $60.1 0.97% 0.65% 0.78% 2.82% 3.35% 3.11% 0.00% 0.50% 1.00% 1.50% 2.00% 2.50% 3.00% 3.50% 4.00% $0.0 $10.0 $20.0 $30.0 $40.0 $50.0 $60.0 $70.0 2012Y 2013Y 2014Y 2015Y 2016Y 2017Q1 NPAs ($mm) NPAs / Assets (%) Company Profile – Historical Performance Nonperforming Assets Net Charge - Offs

8 “New” MidSouth – Recent Developments ▪ On April 27, 2017, the MidSouth Board of Directors announced a change in senior leadership as part of a plan to improve the performance and overall condition of the company ▪ Other key components of the plan include: o A commitment to building shareholder value o Key hires from larger financial institutions o A renewed assessment of asset quality and risk management o Redemption of SBLF o Capital management / reduction of the common stock dividend o Operating expense reduction / reallocation o Branch optimization o Enhanced focus on target customers

9 “New” MidSouth – Management Team • President and Chief Executive Officer • 57 years of age with 31 years of banking experience James R. McLemore, CFA, CPA • SEVP & Chief Operating Officer • 52 years of age with 33 years of banking experience Kade Peterson • SEVP & Chief Lending Officer • 48 years of age with 23 years of banking experience Jeff Blum • SEVP & Chief Risk Officer • 38 years of age with 17 years of banking experience Erin DeWitt • EVP & Chief Financial Officer • 53 years of age with 30 years of banking experience Lorraine Miller, CFA • EVP, Corporate Efficiency Executive • 50 years of age with 17 years of banking experience Clay Abington The recent leadership change is responsible for the cultural and operational transformation of the “new” MidSouth

10 ▪ Performance Orientation ▪ Stewardship ▪ Balanced Business Mix ▪ Strong Risk Management ▪ Focused with a Sense of Urgency ▪ Empowerment with Accountability “New” MidSouth – Enhanced Leadership 6 Key Guiding Principles – New Roles, New Management, New Direction

"New" MidSouth – Areas of Remediation

Areas of Concern	Concerns	MidSouth Remediation To-Date
Asset Quality	• Asset quality – Classified assets to capital totaled approximately 75% as of March 31, 2017	• A review of the structure and resources assigned to Special Assets is currently under review • Loan reviews have been completed
Risk Culture	• Weak credit risk management practices, oversight of the loan production function, and control environment within the loan operations functions	• Within the current management changes, a Chief Lending Officer position has been established to ensure proper oversight of the lending function • Loan officer incentive compensation will be reviewed to ensure that account officers are proactive regarding risk identification within their portfolios • Within the current management changes, the Credit function has been re-organized under the Chief Risk Officer to strengthen independence via direct reporting to the Board • A new Chief Credit Officer has been internally appointed, who brings over 25+ years of experience to the role
Strategic Plan	• Need to develop a strategic plan more appropriate for the size and complexity of the institution • Plan needs to address the Bank's overall risk profile/risk tolerance factors, earnings performance, reduction in the level of nonperforming assets, and specific product line development and market segment growth	• Strategic planning sessions for Executive Management and the Board of Directors have been scheduled • The Board of Directors has committed to review the status of the strategic plan quarterly to measure the performance of both management and the institution
Allowance for Loan & Lease Losses	• Need to improve methodology and procedures regarding calculation of ALLL, notably the measurement for impairment of classified assets and valuation of collateral	• Both credit policies and procedures have been drafted and are scheduled for further review and approval by the Credit Committee to ensure that all classified assets are scheduled for a timely valuation for impairment purposes. These practices should be reflective in the June 30, 2017 ALLL calculation • Extensive internal and external loan reviews have been completed in 2017 to determine adequacy of loan loss reserve

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MidSouth Bancorp, Inc.
NYSE:MSL

“New” MidSouth – Asset Quality & Risk Mgmt.

- Extensive internal review of the Energy Loan portfolio from January to April 2017
  - Recognized potential credit impairment losses for each Energy Loan and reserved accordingly
  - Energy and Energy related exposure totaled $231.8 million or 18.2% of total loans as of March 31, 2017
- Third party loan review completed in May 2017
  - Approximately 50% of loan commitments covered with particular emphasis placed on larger loans (loans in excess of $500,000) and other criticized loans
- Results of internal and external loan reviews used to determine adequacy of loan loss allowance
  - Expect that total provisions to ALLL in Q2 2017 will range between $7.0 million and $12.0 million (vs. $2.8 million in Q1 2017) for a resulting total ALLL of $28.2 - $32.8 million (or 2.2% - 2.6% of total loans) in response to results of internal and external loan reviews (1)
  - We estimate that the Q2 2017 provision will be comprised of a $3.3 – $3.8 million normalized provision and an additional $3.7 – $8.2 million non “normal course” provision:
    - ✓ $1.5 – $3.0 million provision for changes to qualitative factors
    - ✓ $2.2 – $5.2 million of additional provision as a result of potential impairments arising out of the loan review

(1) Projected Q2 ’17 ending ALLL assumes a net charge-off of $3.4 - $3.8 million for the quarter

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MidSouth Bancorp, Inc.

NYSE:MSL

13 “New” MidSouth – Third Party Loan Review ▪ Portfolio review s cope and coverage o $563 million of commercial loan balances, or 53% of the $1.07 billion of outstanding commercial loan balances o 79 % of commercial loans bank - rated Special Mention, Substandard, and Doubtful, which collectively total $175 million or 16.4% of the commercial portfolio o 80 % of the $155 million of classified loans, totaling $124 million o $ 101 million of unfunded commercial loan commitments, or 38% of the total commercial unfunded commitments of $268 million ▪ Loss forecast o Most Likely (1) loan and OREO loss forecast of $31.5 million, or 2.5% of loans and OREO o Down Case (2) loan and OREO loss forecast of $50.9 million, or 4.1% of loans and OREO o Loss estimates are NOT in addition to the Bank's current ALLL, and represent expected losses to the 4/30/17 loan and OREO book values, irrespective of existing Bank reserves ▪ Risk rating and credit process o Risk rating accuracy assessed as being “very good” o Credit management processes assessed as “good” (1) Most Likely case assumes modest improvement of US economic growth if 1.6% in 2016 (2) Down Case assumes no growth in US economy and - 1% decline in energy sector Note: Credit review based upon loan and ORE portfolio trial information as of April 30, 2017

14 “New” MidSouth – Operating Objectives Asset Quality • Risk Reduction • Energy/problem credit resolution • Classified Loans – Targets • <50% at 12/31/17 • <40% at 6/30/18 • Concentration Risk • More granularity to close/limit certain energy loan sectors • Energy sector projected to represent <= 15% of total loans at 6/30/18 • Policy revisions impacting Energy Loan structures • Strengthened loan approval process • Completed 1/2017 Expense Reduction • SBLF Redemption • Elimination of the 9% dividend equates to $2.9 million in annual savings • Actual timing of redemption to be determined and subject to regulatory approval • Branch Restructuring • $0.7 million annual estimated benefit (1) • Lines of Business, Products and Expense Management • $ 0 .3 million annual estimated benefit (1) • Staffing Utilization • $ 1.0 million annual estimated benefit (1) Franchise • Transition to a relationship banking focus • Capitalize on lending and deposit market share opportunities in Houston, Dallas, Lake Charles, and Baton Rouge markets • Target 50% of customer franchise located in Texas by 2022 • Strengthen and invest in business lines that produce non - interest income and scale across the current footprint • Improve efficiency of operations with a focus on excellent customer service • Leverage technology to improve processes and customer experience (1) Preliminary pre - tax estimates; exclusive of an estimated one - time pre - tax restructuring charge of $3.0 million ▪ The fully - implemented transition plan is projected to provide an annual benefit to retained earnings of $2.9 million from the SBLF redemption and an annual increase to net earnings of $1.3 million from realized operating efficiencies

"New" MidSouth – Pro Forma Capital Results

Transition Plan - Estimated Equity and Capital Ratio Impact [1]


Estimated After -Tax Equity Impact; Dollars in Millions
Total Shareholders' Equity ($mm)
$350
$300
$250
$200
$150
$100
$50
$0
$216.1
$46.7 (2)
($2.0) (3)
($2.4 - $5.3) (4)
($32.0) (5)
$223.5 - $226.4
March 31 Actual
Capital Raise
Restructuring Charges
Provision Expense
SBLF Redemption
March 31 Pro Forma
Transition Plan Initiative
Remaining Offering Unallocated Net Proceeds: $7.4 - $10.3
Additional Retained Earnings Contribution of $3.6 Million Annually Attributable to the Reduction of the Annual Common Dividend from $0.36 to $0.04 per share

	March 31 Actual	Capital Raise	March 31 Pro Forma
TBVPS [6]	$11.28	$11.71	$11.22 – $11.42
TCE/TA [6]	6.80%	9.05%	8.85% – 8.99%
Tier 1 Common	8.91%	11.99%	11.55% – 11.75%
Tier 1 Leverage	10.27%	12.43%	10.62% – 10.76%
Tier 1 Risk-based	13.14%	16.20%	13.62% – 13.82%
Total Risk-based	14.40%	17.45%	14.87% – 15.07%

(1) Assumes a March 31, 2017 basis; impact of transition plan initiatives reflect MSL management estimates as of June 2, 2017; actual results may differ materially from those illustrated

(2) Assumes a gross common equity offering of $50.0 million at $14.00 per share; an underwriting spread of 5.50%, and fixed expenses of $550k for illustrative purposes only; does not assume the exercise of the underwriter's option to purchase additional shares

(3) Reflects an estimated pre-tax charge of $3.0 million, tax effected at an assumed tax rate of 35%

(4) Reflects an estimated pre-tax charge of $3.7 - $8.2 million, reflecting the non "normal course" provisions, tax effected at an assumed tax rate of 35%

(5) Reflects the redemption of $32.0 million of outstanding SBLF preferred equity; actual timing of redemption may vary and is subject to regulatory approval

(6) Non-GAAP financial measure; see appendix for reconciliation

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MidSouth Bancorp, Inc.

NYSE:MSL

16 Loan Portfolio Composition Total Loans at 3/31/17 - $1.272 Billion Commercial & Industrial (C&I) and Ag 37% Owner Occupied CRE 20% Non Owner Occupied CRE 16% Real estate - residential 13% Real estate -- construction 8% Consumer 6% Loans by Type Lafayette 20% New Iberia - Breaux Bridge 8% Houma - Morgan City 8% Baton Rouge 12% Alexandria - Many - Natchitoches - Shreveport 10% Lake Charles - Sulphur - Jennings 10% [CATEGORY NAME] [PERCENTAGE] Dallas - Tyler - Texarkana 14% Loans by Region Q1 ‘17 Yield on Loans: 5.29% State Louisiana: 68% Texas: 32%

17 Energy Portfolio – Asset Quality ▪ Top 10 Energy customers account for 47% of Total Energy Loans ▪ Energy portfolio down $63.8 million, or 21.6% since the Q3 2015 peak (1) Collateral Total $’s (Millions) % of Energy Portfolio # of Loans # of Relationships Avg $ per Relationship Wt'd Avg Maturity (Yrs) Accounts Receivables $ 51.7 22.3% 64 60 $ 0.9 0.2 Barges, Crew Boats, Marine Vessels 61.1 26.3% 30 22 2.8 5.7 Equipment 73.0 31.5% 170 83 0.9 3.3 Inventory 2.0 0.9% 6 6 0.3 2.1 CD/Mkt. Securities 2.2 0.9% 17 12 0.2 0.8 All Other 3.2 1.4% 90 79 0.0 0.0 Sub Total C & I 193.1 83.3% 377 262 $ 0.7 3.2 Commercial Real Estate 34.9 15.1% 65 55 0.6 11.0 Consumer Real Estate 3.4 1.5% 43 38 0.1 10.9 Other 0.4 0.2% 20 20 0.0 0.0 Sub Total Non C & I $ 38.7 16.7% 128 113 $ 0.3 10.9 Total $ 231.8 100.0% 505 375 $ 0.6 4.5 (1) MSL had $295.6 million gross Energy Loans outstanding as of September 30, 2015 , the Company’s largest quarter - end historical balance Note: Financial data as of March 31, 2017; dollars in millions Includes loans where the borrower's ability to repay could be disproportionately impacted by prolonged low oil and gas prices

18 Deposit Composition Total Deposits at 3/31/17 - $1.573 Billion Interest bearing checking 31% Money market & savings 32% Time deposits 10% Non - interest bearing checking 27% Deposits by Type Lafayette 30% New Iberia - Breaux Bridge 14% Houma - Thibodaux - Morgan City 4% Baton Rouge 5% Alexandria - Many - Natchitoches - Shreveport 22% [CATEGORY NAME] [PERCENTAGE] Houston - Beaumont - College Station 9% Dallas - Fort Worth - Tyler - Texarkana 8% Deposits by Region Q1 ‘17 Cost of Total Deposits: 0.24% State Louisiana: 82% Texas: 18%

19 $1,551,904 $1,518,803 $1,585,234 $1,550,850 $1,579,430 $1,572,944 0.35% 0.24% 0.57% 0.39% 0.10% 0.20% 0.30% 0.40% 0.50% 0.60% $1,250,000 $1,300,000 $1,350,000 $1,400,000 $1,450,000 $1,500,000 $1,550,000 $1,600,000 $1,650,000 $1,700,000 $1,750,000 2012Y 2013Y 2014Y 2015Y 2016Y 1Q17 Deposit Costs (%) Period End Deposits (thousands) Period End Deposits (thousands) Deposit Costs % (Annualized) Peer Group - Median Deposit Costs % (Annualized) Deposit Base – Stable Low Cost Funding (1) Peer median cost of deposits for Major Exchange Banks with Total Assets $1.0 Billion - $4.0 Billion as of March 31, 2017; Resear ch Analyst Coverage of 3+ Analysts (43 Banks) Source : SNL Financial (1)

20 Net Interest Margin (1) Peer median net interest margin for Major Exchange Banks with Total Assets $1.0 Billion - $4.0 Billion as of March 31, 2017; Research Analyst Coverage of 3+ Analyst s (43 Banks) Source : SNL Financial 4.39% 4.66% 4.55% 4.28% 4.14% 4.18% 3.88% 3.80% 3.76% 3.71% 3.72% 3.68% 3.00% 3.50% 4.00% 4.50% 5.00% 5.50% 2012Y 2013Y 2014Y 2015Y 2016Y 2017Q1 NIM Peer Group - Median NIM (1) ▪ Net interest margin consistently outperforming peer median o Strong loan yield of 5.29% for Q1 2017 o Stable low cost deposit base with a cost of deposits of 0.24% for Q1 2017 ▪ Opportunities to further NIM expansion through reduction in non - accrual loans

21 Investment Highlights ▪ The “new” MidSouth transition plan is in place and underway o Leadership enhanced and focused on addressing legacy MSL challenges o Capital structure augmentation o Renewed assessment of overall asset quality and industry concentrations o Operating efficiencies, including the redemption of SBLF, have been identified and are in process of being realized o Regulatory transparency ▪ Solid core deposit franchise – attractive cost of funds ▪ Opportunity to gain deposit market share in high growth markets ▪ Compelling long - term investment opportunity with a competitive leadership team motivated to succeed

Appendix

23 Pro Forma Capitalization (1) Assumes a gross common stock offering of $50.0 million at an MSL price of $14.00, an underwriting spread of 5.50%, and fixed expenses of $450k for illustrative purposes only; assumes a risk - weight of 20% on net proceeds; does not assume the exercise of the underwriter’s option to purchase additional shares (2) Includes use of net proceeds for redemption of $32 million of SBLF preferred securities (3) Non - GAAP financial measure; see appendix for reconciliation Dollar values in thousands Pro Forma Pro Forma Capital Raise As Reported, Capital and SBLF March 31, 2017 Raise (1) Redemption (2) Cash, Cash Equivalents and Securities 538,878 585,678 553,678 Gross Loans 1,272,000 1,272,000 1,272,000 Loan Loss Reserve (24,578) (24,578) (24,578) Net Loans 1,247,422 1,247,422 1,247,422 Other Assets 102,123 102,123 102,123 Intangible Assets 46,516 46,516 46,516 Total Assets 1,934,939 1,981,739 1,949,739 Total Deposits 1,572,944 1,572,944 1,572,944 Borrowings 115,125 115,125 115,125 Trust Preferred Securities 22,167 22,167 22,167 Other Liabilities 8,641 8,641 8,641 Total Liabilities 1,718,877 1,718,877 1,718,877 Preferred Equity 41,110 41,110 9,110 Common Equity 174,952 221,752 221,752 Total Shareholders Equity 216,062 262,862 230,862 Total Liabilities and Shareholders Equity 1,934,939 1,981,739 1,949,739 Tangible Book Value per Share $11.28 $11.72 $11.72 TCE / TA 6.80% 9.06% 9.21% Tier I Common Capital Ratio 8.91% 12.00% 12.05% Tier I Leverage Ratio 10.27% 12.44% 10.97% Tier I Risk -based Capital Ratio 13.14% 16.21% 14.12% Total Risk-based Capital Ratio 14.40% 17.46% 15.37%

Financial Highlights – Quarterly

	12/31/2015	3/31/2016	6/30/2016	9/30/2016	12/31/2016	3/31/2017
EARNINGS DATA						
Net earnings available to common shareholders	$1,667	$1,922	$1,682	$1,587	$1,387	$1,680
PER COMMON SHARE DATA						
Diluted earnings per share	$0.15	$0.17	$0.15	$0.14	$0.12	$0.15
Quarterly dividends per share	0.09	0.09	0.09	0.09	0.09	0.09
Book value at end of period	15.14	15.38	15.56	15.58	15.25	15.37
Tangible book value at period end (Non-GAAP)	10.92	11.19	11.40	11.44	11.13	11.28
Market price at end of period	9.08	7.63	10.04	10.40	13.60	15.30
BALANCE SHEET DATA (in thousands)						
Total assets	$1,927,733	$1,916,551	$1,922,524	$1,953,920	$1,943,340	$1,934,939
Total loans	1,263,645	1,250,049	1,262,389	1,272,800	1,284,082	1,272,000
Total deposits	1,550,850	1,558,203	1,560,066	1,585,207	1,579,430	1,572,944
Total common equity	172,017	174,734	176,831	177,016	173,266	174,952
Total equity	213,137	215,854	217,941	218,126	214,376	216,062
Average tangible common equity (Non-GAAP)	125,919	127,722	128,516	130,662	129,821	128,124
SELECTED RATIOS						
Annualized return on average assets, operating (Non-GAAP)	0.34%	0.40%	0.35%	0.33%	0.28%	0.35%
Annualized return on average common equity, operating (Non-GAAP)	3.80%	4.41%	3.81%	3.55%	3.12%	3.89%
Annualized return on average tangible common equity, operating (Non-GAAP)	5.25%	6.05%	5.22%	4.83%	4.25%	5.31%
Pre-tax, pre-provision annualized return on average assets, operating (Non-GAAP)	1.15%	1.27%	1.21%	1.30%	1.15%	1.23%
Average loans to average deposits	81.62%	80.71%	80.38%	81.19%	80.26%	81.20%
Taxable-equivalent net interest margin	4.16%	4.18%	4.11%	4.17%	4.09%	4.18%
Core net interest margin (Non-GAAP)	4.03%	4.05%	4.02%	4.05%	3.98%	4.11%
Tier 1 leverage capital ratio	10.10%	10.17%	10.25%	10.27%	10.11%	10.27%
Efficiency ratio, operating (Non-GAAP)	75.69%	72.65%	74.49%	73.04%	75.67%	74.51%

Note: Dollars in thousands

24

MidSouth Bancorp, Inc. NYSE:MSL

25 Funding Note: Dollars in thousands (000s) 3/31/2016 Percent 3/31/2017 Percent Core Funding: Transaction accounts $719,087 42.45% $767,820 44.90% Money Market Accounts $525,822 31.04% $496,631 29.04% Time deposits less than $100,000 $79,972 4.72% $74,732 4.37% Total Core Funding $1,324,881 78.21% $1,339,183 78.30% Relationship based non-core funding: Reciprocal DDA deposits $0 0.00% $0 0.00% Reciprocal MMDA deposits $0 0.00% $0 0.00% Time deposits Reciprocal time deposits $0 0.00% $0 0.00% Other time deposits $0 0.00% $0 0.00% Securities sold under agreements to repurchase $87,879 5.19% $89,807 5.25% Total relationship based non-core funding $87,879 5.19% $89,807 5.25% Wholesale funding: Time deposits greater than $100,000 $77,904 4.60% $68,499 4.01% Public funds $155,418 9.17% $165,262 9.66% Brokered deposits $0 0.00% $0 0.00% Short-term FHLB advances $0 0.00% $0 0.00% Federal funds purchased $0 0.00% $0 0.00% Subordinated debt $22,167 1.31% $22,167 1.30% Long-term FHLB advances $25,744 1.52% $25,318 1.48% Total wholesale funding $281,233 16.60% $281,246 16.44% Total non-core funding $369,112 21.79% $371,053 21.70% Totals $1,693,993 100.00% $1,710,236 100.00% 3/31/16 3/31/17

26 Bond Portfolio Portfolio Summary Sector Review Note: Dollars in thousands 1Q16 1Q17 Par Value (000s) $400,250 $437,980 Book Value (000s) $409,873 $448,308 Market Value (000s) $417,832 $447,357 Net Unrealized Gain/Loss (000s) $7,959 ($950) Aggregate Gains (000s) $8,447 $3,564 Aggregate Losses (000s) ($489) ($4,515) Gain / loss as % of book value 1.9% -0.2% Yield (proj. speeds) 2.57% 2.77% Yield (1 month CPR) 2.66% 2.80% Avg life (proj. speeds) 3.5 4.6 % in Amortizing securities 84% 82% Modified Duration 3.3 4.1 AFS % 72% 80% As of 3/31/17 Book Value % Total Gain or Loss Book Yield Reprice Term Book Yield Reprice Term CMO (Fixed) 244,984 55% (2,910) 2.28 4.5 2.33 5.5 CMO (Float) 1 0% (0) 1.39 0.1 1.39 0.1 Corporate (Fixed) 1,500 0% 99 6.12 4.3 6.12 4.3 Corporate (Float) 17,473 4% 496 5.80 3.6 5.80 3.6 MBS (Fixed) 120,548 27% 1,707 2.66 4.0 2.68 4.4 Municipal - Tax-Exempt 58,278 13% (418) 4.06 4.7 4.06 4.7 Municipal - Taxable 5,524 1% 76 2.76 3.9 2.76 3.9 Total 448,308 100% (950) 2.77 4.4 2.80 5.0 Projected 1 Mo CPR

27 Energy Lending – Through 6 Major Cycles #1 Feb ‘85 MSL opens doors Oil Price $61.00 #2 Nov ‘85 $67.01 #3 Mar ‘86 $22.33 (Peak to Trough 4 months) - 67% #6 Sep ‘90 $70.64 #7 Feb ‘91 $33.91 (5 mos.) - 52% #4 July ‘87 $44.66 # 5 Sept ’88 $26.38 (14 mos.) - 41% 1 st Six Years - 3 major Cycles #8 Dec ‘96 $38.92 #9 Nov. ‘98 $16.44 (23 mos.) - 57% #10 June ‘08 $151.72 #11 Jan ‘09 $46.86 (7 mos.) - 69% #12 Jun ‘14 $105.54 #13 Jan ‘16 $28.50 (27 mos.) - 73% #14 Feb ’17 $54.45 Inflation - Adjusted Oil Prices 1985 - Present

28 Energy Portfolio – Our 30 Year Track R ecord ▪ 1985 – 2017 YTD - $5.8 million cumulative energy charge - offs ▪ Highest year – 2015 – $1.7 million (8 relationships)

29 Energy Portfolio – Asset Quality ▪ Energy and Energy related exposure totaled $231.8 million or 18.2% of total loans as of March 31, 2017 ▪ Energy and Energy related past dues >30 days plus nonaccruals totaled $28.7 million or 12.4% of the Energy portfolio (2.3% of total loans) ▪ Risk Ratings – 52% of Energy L oans are Pass Rated o 48% of E nergy Loans are Criticized vs. 30% as of March 31, 2016 o 42 out of 375 Energy customers (11%) are currently Criticized ▪ Energy reserves totaled approximately $12.7 million or 5.5% of Energy Loans as of March 31, 2017 (1.0% of total loans) ▪ Total ALLL of $24.6 million available to absorb losses in all loan categories as of March 31, 2017 Note: Financial data as of and for the quarter ended March 31, 2017

30 Past Due Energy Loans – Collateral Composition > 30 days + nonaccruals = 12.40% of energy loans Collateral Total $’s (Millions) % of Energy Portfolio Total Past Due $’s (Millions) % of Energy Portfolio 0 - 29 30 - 59 60 - 89 90+ Non - Accruals Accounts Receivables $ 51.7 22.3% $ 10.69 4.6% $ 9.35 - - - $ 1.35 Barges, Crew Boats, Marine Vessels 61.1 26.3% 23.43 10.1% 4.86 0.30 - - 18.27 Equipment 73.0 31.5% 7.80 3.4% 0.81 0.58 0.54 0.37 5.50 Commercial Real Estate 34.9 15.1% 1.62 0.7% - - - - 1.62 Consumer Real Estate 3.4 1.5% 0.61 0.3% 0.41 - - - 0.20 Inventory 2.0 0.9% 0.50 0.2% 0.50 - - - - CD/Mkt. Securities 2.2 0.9% 0.34 0.1% 0.34 - - - - All Other 3.6 1.5% 0.53 0.2% 0.52 0.01 - - 0.01 Total $ 231.8 100.0% $ 45.53 19.6% $ 16.79 $ 0.89 $ 0.54 $ 0.37 $ 26.95 Accruing – Past Due ($ Millions) Note: Financial data as of March 31, 2017; dollars in millions Includes loans where the borrower's ability to repay could be disproportionately impacted by prolonged low oil and gas prices

31 Energy Portfolio – Risk Rating & Loan Type Risk Rating Rating # C & I R/E Comm Consumer Real Estate CD/Mkt. Securities Other 1Q17 Total 1Q17 % of Energy Portfolio 4Q16 Total 4Q16 % of Energy Portfolio Prime 1 - - - $ 1.2 - $ 1.2 0.5% $ 1.3 0.5% Excellent 2 0.3 0.1 - 0.5 - 0.9 0.4% 1.1 0.5% Above Average 3 30.6 2.4 0.1 - - 33.1 14.3% 40.4 17.0% Satisfactory 4 60.5 19.9 2.7 0.4 1.4 85.0 36.7% 75.5 31.8% Total Pass Rated $ 91.5 $ 22.4 $ 2.8 $ 2.2 $ 1.4 $ 120.2 51.9% $ 118.2 49.8% Other Assets Special Mention 5 5.1 0.9 0.4 - - 6.3 2.7% 31.0 13.0% Substandard 6 94.3 10.4 0.4 - 0.1 105.2 45.4% 88.2 37.2% Doubtful 7 0.0 - - - 0.0 0.0 0.0% 0.0 0.0% Total $ 190.9 $ 33.6 $ 3.6 $ 2.2 $ 1.5 $ 231.8 100.0% $ 237.4 100.0% Note: Financial data as of March 31, 2017; dollars in millions Includes loans where the borrower's ability to repay could be disproportionately impacted by prolonged low oil and gas prices

32 Energy Portfolio – Risk Rating & Collateral Type Collateral Pass Other Assets Special Mention Substandard Doubtful 1Q17 Total 1Q17 % of Energy Portfolio 4Q16 Total 4Q16 % of Energy Portfolio Accounts Receivables $ 18.8 $ 1.9 $ 30.9 - $ 51.7 22.3% $ 47.0 19.8% Barges, Crew Boats, Marine Vessels 22.5 - 38.6 - 61.1 26.3% 64.1 27.0% Equipment 45.7 3.2 24.0 - 73.0 31.5% 72.9 30.7% Commercial Real Estate 23.6 0.9 10.4 - 34.9 15.1% 41.4 17.4% Real Estate 2.6 0.4 0.4 - 3.4 1.5% 3.5 1.5% Inventory 1.5 - 0.5 - 2.0 0.9% 2.2 0.9% CD Secured 2.2 - - - 2.2 0.9% 2.2 0.9% All Other 3.3 0.0 0.2 0.0 3.5 1.5% 4.0 1.7% Total $ 120.2 $ 6.3 $ 105.2 $ 0.0 $ 231.8 100.0% $ 237.4 100.0% Note: Financial data as of March 31, 2017; dollars in millions Includes loans where the borrower's ability to repay could be disproportionately impacted by prolonged low oil and gas prices

33 Energy Portfolio by Type of Facility Facility Type Bal 03.31.17 ($'s in Millions) % of Energy Portfolio Bal 12.31.16 ($'s in Millions) % of Energy Portfolio Net Change 1Q17 Closed - End LOC $ 158.5 68.4% $ 164.9 69.4% - $ 6.4 Revolving LOC 68.2 29.4% 64.9 27.4% 3.2 Other 5.1 2.2% 7.6 3.2% - 2.5 Total $ 231.8 100.0% $ 237.4 100.0% - $ 5.6 Note: Financial data as of March 31, 2017; dollars in millions Includes loans where the borrower's ability to repay could be disproportionately impacted by prolonged low oil and gas prices

Deposit Market Share and Demographics

MSA	MSL Branches (#)	MSL Market Rank As of June 30, 2014	2015	2016	MSL Deposit Market Share June 30, 2016 (%)	Demographic Data 2017-2022 Proj. Population Change (%)	2017-2022 Proj. HH Income Change (%)
Lafayette, LA	17	3	4	4	6.1	4.46	9.56
Natchitoches, LA	4	3	3	1	25.6	0.44	5.66
Dallas-Fort Worth-Arlington, TX	5	106	96	94	0.0	8.06	7.43
Beaumont-Port Arthur, TX	3	9	9	9	1.8	3.57	6.27
Lake Charles, LA	3	11	10	10	1.8	3.54	9.38
Baton Rouge, LA	4	33	30	26	0.3	3.25	7.39
Opelousas, LA	1	11	10	9	3.7	1.56	0.95
Jennings, LA	1	5	5	5	8.0	1.00	7.57
Morgan City, LA	1	8	8	8	3.5	(1.25)	5.57
Shreveport-Bossier City, LA	2	18	19	19	0.5	0.93	2.31
Houston-The Woodlands-Sugar Land, TX	4	88	81	82	0.0	8.78	8.96
Alexandria, LA	2	10	10	11	1.2	1.13	5.73
Tyler, TX	1	18	17	17	0.5	6.03	4.09
Houma-Thibodaux, LA	4	13	13	14	0.4	2.68	8.06
College Station-Bryan, TX	1	18	20	20	0.2	7.44	7.33
Texarkana, TX-AR	1	13	12	12	0.4	2.59	0.28

Parish Not in a MSA	MSL Branches (#)	MSL Market Rank June 30, 2014	2015	2016	MSL Deposit Market Share June 30, 2016 (%)	Demographic Data 2017-2022 Proj. Population Change (%)	2017-2022 Proj. HH Income Change (%)
Sabine, Louisiana	3	2	2	2	26.8	0.98	7.26
MSL Total / Weighted Average	57					3.46	7.67

Shading highlights MSAs in which MSL has a top 10 market rank

Source: SNL Financial

34

MidSouth Bancorp, Inc.

NYSE:MSL

Reconciliation of Non-GAAP Financial Measures

Average Balance Sheet Data	12/31/2015	3/31/2016	6/30/2016	9/30/2016	12/31/2016	3/31/2017
Total average assets	$ 1,938,235	$ 1,931,904	$ 1,921,004	$ 1,927,351	$ 1,960,436	$ 1,932,818
Total equity	$ 215,072	$ 216,599	$ 217,112	$ 218,976	$ 217,857	$ 215,895
Less preferred equity	41,122	41,120	41,118	41,110	41,110	41,110
Total common equity	$ 173,950	$ 175,479	$ 175,994	$ 177,866	$ 176,747	$ 174,785
Less intangible assets	48,031	47,757	47,478	47,204	46,926	46,661
Tangible common equity (non-GAAP)	$ 125,919	$ 127,722	$ 128,516	$ 130,662	$ 129,821	$ 128,124
Return Ratios						
Net earnings available to common shareholders	$ 1,667	$ 1,922	$ 1,682	$ 1,587	$ 1,387	$ 1,680
Gain on sale of securities, after-tax	-	-	(13)	-	-	(4)
Net earnings available to common shareholders, operating	$ 1,667	$ 1,922	$ 1,669	$ 1,587	$ 1,387	$ 1,676
Annualized return on average assets, operating (non-GAAP)	0.34%	0.40%	0.35%	0.33%	0.28%	0.35%
Annualized return on average common equity, operating (non-GAAP)	3.80%	4.41%	3.81%	3.55%	3.12%	3.89%
Annualized return on average tangible common equity, operating (non-GAAP)	5.25%	6.05%	5.22%	4.83%	4.25%	5.31%
Earnings before income taxes	$ 2,604	$ 3,312	$ 3,523	$ 3,391	$ 3,070	$ 3,080
Income from death benefit on bank owned life insurance	-	-	-	-	-	-
Gain on sale of securities	-	-	(20)	-	-	(6)
Provision for loan losses	3,000	2,800	2,300	2,900	2,600	2,800
Pre-tax, pre-provision earnings, operating	$ 5,604	$ 6,112	$ 5,803	$ 6,291	$ 5,670	$ 5,874
Pre-tax, pre-provision annualized return on average assets, operating (non-GAAP)	1.15%	1.27%	1.21%	1.30%	1.15%	1.23%

Note: Dollars in thousands

35
MidSouth Bancorp, Inc.
NYSE:MSL

Reconciliation of Non-GAAP Financial Measures

Efficiency Ratio	12/31/2015	3/31/2016	6/30/2016	9/30/2016	12/31/2016	3/31/2017
Net interest income	$ 18,261	$ 18,127	$ 17,725	$ 18,253	$ 18,235	$ 18,066
Noninterest income	$ 4,851	$ 4,744	$ 5,139	$ 5,152	$ 5,071	$ 5,044
Net gain on sale of securities	-	-	(20)	-	-	(6)
Noninterest income (non-GAAP)	$ 4,851	$ 4,744	$ 5,119	$ 5,152	$ 5,071	$ 5,038
Total revenue	$ 23,112	$ 22,871	$ 22,864	$ 23,405	$ 23,306	$ 23,110
Total revenue (non-GAAP)	$ 23,112	$ 22,871	$ 22,844	$ 23,405	$ 23,306	$ 23,104
Noninterest expense	$ 17,508	$ 16,759	$ 17,041	$ 17,114	$ 17,636	$ 17,230
Net loss on sale/valuation of other real estate owned	(14)	(144)	(24)	(19)	-	(15)
Noninterest expense (non-GAAP)	$ 17,494	$ 16,615	$ 17,017	$ 17,095	$ 17,636	$ 17,215
Efficiency ratio (GAAP)	75.75%	73.28%	74.53%	73.12%	75.67%	74.56%
Efficiency ratio (non-GAAP)	75.69%	72.65%	74.49%	73.04%	75.67%	74.51%
Per Common Share Data						
Book value per common share	$ 15.14	$ 15.38	$ 15.56	$ 15.58	$ 15.25	$ 15.37
Effect of intangible assets per share	4.22	4.19	4.16	4.14	4.12	4.09
Tangible book value per common share	$ 10.92	$ 11.19	$ 11.40	$ 11.44	$ 11.13	$ 11.28

	12/31/2015	3/31/2016	6/30/2016	9/30/2016	12/31/2016	3/31/2017
Core Net Interest Margin						
Net interest income (FTE)	$ 18,530	$ 18,368	$ 17,946	$ 18,472	$ 18,478	$ 18,279
Less purchase accounting adjustments	(510)	(565)	(341)	(493)	(458)	(274)
Net interest income, net of purchase accounting adjustments	$ 18,020	$ 17,803	$ 17,605	$ 17,979	$ 18,020	$ 18,005
Total average earnings assets	$ 1,769,222	$ 1,765,639	$ 1,757,467	$ 1,761,984	$ 1,797,907	$ 1,773,647
Add average balance of loan valuation discount	3,712	3,323	2,931	2,634	2,316	1,964
Average earnings assets, excluding loan valuation discount	$ 1,772,934	$ 1,768,962	$ 1,760,398	$ 1,764,618	$ 1,800,223	$ 1,775,611
Core net interest margin (non-GAAP)	4.03%	4.05%	4.02%	4.05%	3.98%	4.11%

Note: Dollars in thousands, except per share amounts

36
MidSouth Bancorp, Inc.
NYSE:MSL